April 10, 2025

Janet Huffman
Chief Financial Officer
Oragenics, Inc.
1990 Main Street Suite 750
Sarasota, Florida 34326

       Re: Oragenics, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2024
           Filed March 14, 2025
           File No. 001-32188
Dear Janet Huffman:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments.

       Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this letter, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2024
Item 9A. Controls and Procedures
Disclosure Controls and Procedures, page 69

1. Please confirm that in future filings you will provide a definitive conclusion as to the effectiveness of your disclosure controls and procedures. Refer to Item 307 of
       Regulation S-K.

Notes to Consolidated Financial Statements, page F-7

2. We note that certain disclosures related to transactions occurring during the periods presented in your financial statements appear to have been omitted from your footnote disclosure. For example, disclosures related to the accounting for your acquisition of
       Odyssey were previously provided in your Form 10-K for the year ended December
       31, 2023 but such disclosures have been omitted from your 2024 Form 10-K. In addition, disclosures related to your preferred stock activity, including the conversion
 April 10, 2025
Page 2

       of your Class A and Class B preferred shares into common shares and a description of the significant terms of your Series F preferred shares, have not been provided. Please confirm that you will revise your future filings to disclose all applicable significant accounting policies as well as informative footnote disclosure to support material transactions and amounts reported in your financial statements for each period presented.
        In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Wyman at 202-551-3660 or Angela Connell at 202-551-3426
with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences